Filed Pursuant to Rule 433(f)
Free Writing Prospectus dated January 18, 2017
Relating to Preliminary Prospectus
Supplement dated January 18, 2017
and Prospectus dated July 13, 2015
Registration Statement No. 333-205432

VIPER ENERGY PARTNERS LP, A SUBSIDIARY OF DIAMONDBACK ENERGY, INC., ANNOUNCES INITIAL FOURTH QUARTER 2016 OPERATIONAL RESULTS AND PROVIDES AN UPDATE ON RECENT ACQUISITIONS

Midland, TX (January 18, 2017) - Viper Energy Partners LP (NASDAQ:VNOM) ("Viper" or the “Company”), a subsidiary of Diamondback Energy, Inc. (NASDAQ:FANG) ("Diamondback"), today announced initial operational results for the quarter ended December 31, 2016 and provided an update on recent acquisitions.

HIGHLIGHTS:

•	Q4 2016 average daily production of 7,919 boe/d (74% oil), up 27% from Q3 2016 average daily production of 6,255 boe/d.

•
Q4 2016 average realized prices were $46.14 per barrel of oil, $2.50 per Mcf of natural gas and $16.15 per barrel of natural gas liquids, resulting in a total equivalent price of $38.33 per boe, up 10% from the Q3 2016 total equivalent price of $34.74 per boe.

•	Since its last equity offering on July 26, 2016, Viper has entered into agreements for and acquired 948 net royalty acres in the Permian Basin for an aggregate purchase price of $73 million.

•	There are approximately 246 active well permits and seven rigs currently active on Viper’s mineral acreage.

ACQUISITION UPDATE

Since the Company's last equity offering in July 2016, Viper has entered into agreements for and acquired 948 net royalty acres for an aggregate purchase price of $73 million. During the fourth quarter of 2016, Viper acquired mineral interests underlying 34,210 gross (887 net royalty) acres in the Permian Basin for approximately $68.1 million. To date in 2017, the Company has acquired an additional 481 gross (11 net royalty) acres in the Delaware Basin for approximately $0.9 million. Diamondback, RSP Permian, Pioneer Natural Resources and Callon Petroleum serve as primary operators on the assets. These transactions since the end of the third quarter of 2016 increased Viper's footprint to a total of 6,415 net royalty acres.

Viper financed the recent acquisitions with borrowings under its revolving credit facility and intends to finance potential future acquisitions, subject to market conditions and other factors, through a combination of cash on hand, borrowings under its revolving credit agreement and proceeds from one or more capital markets transactions, which may include debt or equity offerings.

PRODUCTION UPDATE

Production attributable to Viper’s mineral interests was 7,919 boe/d for the fourth quarter of 2016, up 27% from 6,255 boe/d, for the third quarter of 2016. For the full year 2016, production attributable to Viper’s mineral interests was 6,432 boe/d, up 18% from 5,431 boe/d during 2015.

“Viper has seen significant growth, with volumes up 47% from Q2 through Q4 2016, after seeing volume declines in the first half of 2016 due to the low commodity price environment. We believe this performance is a direct reflection of the quality of Viper’s asset base, where operators responded quickly to a rising commodity price environment. Viper has also been active in the improving market for accretive acquisitions, closing 26 deals in the second half of 2016 for an aggregate purchase price of $194.4 million. These deals have increased our acreage position by over 1,900 net royalty acres,” stated Travis Stice, Chief Executive Officer of Viper’s general partner.

Mr. Stice continued, “We anticipate staying active in the acquisition market by continuing to look at deals that are accretive on net asset value, yield and acreage valuation metrics. We have built out a team at the company that is actively looking for mineral opportunities on a daily basis, with the primary focus on Diamondback operated acreage because of its immediate accretion to future Viper distributions.”

About Viper Energy Partners LP

Viper is a limited partnership formed by Diamondback to own, acquire and exploit oil and natural gas properties in North America, with a focus on oil-weighted basins, primarily the Permian Basin in West Texas.

About Diamondback Energy, Inc.

Diamondback is an independent oil and natural gas Company headquartered in Midland, Texas focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves in the Permian Basin in West Texas. Diamondback's activities are primarily focused on the horizontal exploitation of multiple intervals within the Wolfcamp, Spraberry, Clearfork, Bone Spring and Cline formations.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of the federal securities laws. All statements, other than historical facts, that address activities that Viper assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements, including specifically the statements regarding any acquisitions announced above. The forward-looking statements are based on management's current beliefs, based on currently available information, as to the outcome and timing of future events. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected by the management of Viper. Information concerning these risks and other factors can be found in Viper's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-Q and 8-K, which can be obtained free of charge on the Securities and Exchange Commission's web site at http://www.sec.gov. Viper undertakes no obligation to update or revise any forward-looking statement.

Investor Contact:
Adam Lawlis
+1 432.221.7467
alawlis@viperenergy.com

The Company has filed a registration statement (including a prospectus dated July 13, 2015 and a preliminary prospectus supplement dated January 18, 2017) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or UBS Securities LLC toll-free at 1-888-827-7275.